EXHIBIT 99.1

SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

In passing the Private Securities Litigation Reform Act of 1995, or the Reform Act, Congress encouraged public companies to make “forward-looking statements” by creating a safe harbor to protect them from securities law liability in connection with these statements.  We intend to qualify both our written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

Generally, forward-looking statements include expressed expectations of future events and the assumptions on which these expectations are based.  All forward-looking statements are inherently uncertain as they are based on expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected.  Due to those uncertainties and risks, the investment community is urged not to place undue reliance on our written or oral forward-looking statements.  We do not undertake any obligation to update or revise this Safe Harbor Compliance Statement for Forward-Looking Statements to reflect future developments.  In addition, we do not undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.  This Statement supersedes the Safe Harbor Statement filed as Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

We provide the following risk factor disclosure in connection with our continuing effort to qualify our written and oral forward-looking statements for the safe harbor protection of the Reform Act and any other similar safe harbor provisions.  Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include the disclosures contained in the Annual Report on Form 10-K to which this statement is appended as an exhibit and also include the following:

We have experienced, and continue to experience, net losses and negative cash flows from operations.

Since our inception, we have experienced, and are continuing to experience, operating losses and negative cash flow from continuing operations.  Our statements of operations for the year ended December 31, 2001, and the same period in the prior two years, reflect net losses from continuing operations of $17,212,534, $19,546,220 and $17,967,025, respectively.  The auditors for the Company have included a going concern qualification in their audit opinion for the Company.

We may require additional working capital or financing to meet our operating demands.

Our future financial results will depend primarily on our ability to increase advertising revenues and maintain our existing installations.  We cannot assure that we will achieve profitability or positive cash flows from future operating activities.  If we experience operating difficulties, or if advertising revenues do not increase substantially, it is likely that we will be required to raise additional capital or obtain additional financing to fund our operations.  Based upon the Company’s current projections, the Company will need to raise additional capital in the near future for 2002.  The Company is currently exploring capital-raising alternatives.  The Company cannot be certain that any of the alternatives will be consummated or that the terms of such financing will be favorable to the Company or its shareholders.

We may not meet our covenants under our bank debt arrangements.

At December 31, 2001, we were not in compliance with certain financial covenants required under our $5 million line of credit facility. The Company received a waiver from the financial institution for the current default related to the financial covenants of the $5 million line of credit facility.  The outstanding amount on our credit facility is $5 million, which is due on January 31, 2003.  We believe it is possible that certain requirements contained in our loan covenants may not be met during fiscal 2002.  If we fail to meet a covenant under the bank loan, the financial institution has the right to declare the loan due immediately.

Possibility of NASDAQ delisting.

                The Company has received a letter from The Nasdaq SmallCap Market  (“Nasdaq”) notifying the Company that it is not currently in compliance with certain listing requirements relating to share price.  If the Company does not come into compliance by August 13, 2002, it may be delisted.  In addition, there are other compliance matters that the Company may not meet.  There are no assurances that the Company will be able to maintain its listing on Nasdaq, which could negatively impact the value of CTN stock.

We depend on our advertising revenues.

We derive a significant portion of our revenues from advertisers displaying their commercials on the College Television Network.  Although we have agreements with certain national advertisers and have held discussions or had prior agreements with other national advertisers, we cannot assure that these advertisers will continue to purchase advertising from us, or that new advertisers will purchase advertising from us.  Because certain advertisers may discontinue or reduce advertising on our network from time to time, we anticipate that we could experience fluctuations in operating results and revenues. The failure to attract and enter into new and/or additional agreements with national advertisers and to derive significant revenues from these advertisers would have a material adverse effect on our business and financial results.

We may need to raise additional capital.

                We often are in discussions with financial institutions regarding new credit facilities and exploring other capital-raising alternatives.  Members of our management team are likely to expend considerable resources in pursuing and negotiating any such transaction.  We can offer no assurance that we will be successful in completing a capital-raising transaction, and the terms and conditions of the transaction may pose additional risks to our Company.

We must maintain existing installations.

Our network’s growth is dependent upon our ability to maintain the number of installation sites at colleges and universities.  If we maintain our installation sites and increase sell-out percentages and CPM rates, we will be able to increase our advertising revenue.  We have decreased our number of installed locations, including contracts for future installations, from 1,876 as of December 31, 2000 to 1,775 as of December 31, 2001. This pattern of diminishing locations may continue at the same pace or may even accelerate, and colleges and universities may require the removal of further systems from current locations.  Due to the cessation of new installations due to a lack of capital, our locations dropped by approximately 5% from December 31, 2000 to December 31, 2001.  Our contracts with colleges and universities for installation sites typically have a three-year term.  The failure to maintain our installation sites would have a material adverse effect on our business and financial results.

We depend upon our access to programming.

We believe that our ability to maintain access to music videos and other programming on a regular, long-term basis, on terms favorable to us, is important to our future success and profitability.  Our network’s programming consists primarily of music, news, information and entertainment.  Our network’s music programming is provided free of charge by major music companies including

Warner/Elektra/Atlantic, EMI, Polygram, MCA and BMG.  There is no assurance that the music companies will continue to provide the music videos free of charge.  We also receive customized news and sports feeds produced for the network by CNN through an agreement with Turner Private Networks.  The Company is exploring renewing this agreement or finding alternative sources of news and sports at little or no  cost; however, if such agreement is not renewed or CTN cannot obtain a substitute, this would have a material adverse effect on the business and financial results.

We depend upon satellite technology.

The ability of our network to transmit our programming, and thereby derive advertising revenue, is dependent upon proper performance of the satellite transmission equipment upon which our network’s programming delivery is based.  Our contract with Public Broadcasting Service, Inc. provides for our sublease of transponder capacity on a satellite owned and operated by GE American Communications, Inc.  We are entitled to limited protected service under the sublease in the event the satellite fails, which would enable the network’s programming to be redirected to a different satellite under certain circumstances and subject to certain limitations. However, in the event that our network’s programming is required to be redirected to a different satellite, our satellite dishes installed in each of our affiliate locations would be required to be redirected in order for the programming signals to be received from the satellite.  This redirection procedure could take up to 21 days for completion and would involve significant cost to us.  We have obtained insurance for certain of the costs associated with such a satellite failure, including the costs of redirecting the satellite dishes, securing a new satellite transponder, and the lost advertising revenues resulting from the interruption in programming.

We depend on our agreements with third parties.

The ability of our network to transmit our programming and to maintain and install our equipment is dependent upon performance by certain third parties under contracts with us.  We are substantially dependent upon performance by unaffiliated companies for our day-to-day programming operations and system installation and maintenance.

Any failure to maintain or improve market acceptance for the network would adversely affect our business.

Our prospects will be significantly affected by the success of our affiliate marketing efforts, the acceptance of our programming by potential viewers and our ability to attract advertisers. Achieving market acceptance for our network will require significant effort and expenditures by us to enhance awareness and demand by viewers and advertisers. Our current strategy and future marketing plans may be subject to change as a result of a number of factors, including progress or delays in our affiliate marketing efforts, the nature of possible affiliation and other broadcast arrangements that may become available to us in the future, and factors affecting the direct broadcast industry. We cannot assure that our strategy will result in initial or continued market acceptance for the network.

We depend upon our key executives.

We are substantially dependent on the efforts of Tom Rocco, our President.  Jason Elkin, our CEO, has left the Company, and the Company is implementing management restructuring that may cause a disruption in the business of the Company.  In addition, the loss of any other of these executives could have a material adverse effect on our business and financial results.

We depend on our sales staff to maintain our business.

Our business is, and will continue to be, dependent upon the sales skills of our account personnel and their relationships with clients.  There is substantial competition among media placement and advertising companies for talented personnel and we are vulnerable to adverse consequences from the loss of key individuals.  Our employees are generally not under employment contracts and are free to move to competitors.

We may not be able to compete successfully with other companies.

CTN competes for advertisers with many other forms of advertising media, including television, Internet, radio, print, direct mail and billboard. There are no meaningful intellectual property barriers to prevent competitors from entering into this market, and we cannot assure that a competitor with greater resources than us will not enter into the market.  We believe that competition could increase as other organizations perceive the potential for commercial application of our product or service.

We must continue to advance our technology.

We expect technological developments and enhancements to continue at a rapid pace in the direct broadcast satellite network industry and related industries, and we cannot assure that technological developments will not require us to switch to a different transmission technology or cause our technology and products to be dated.  Our future success could be largely dependent upon our ability to adapt to technological change and remain competitive.

Our principal stockholder continues to control our affairs.

U-C Holdings, L.L.C. (“Holdings”) beneficially owns approximately 85% of our outstanding voting stock, including common stock and voting preferred stock.  As a result of its ownership, Holdings has, and will continue to have, sufficient voting power to determine our direction and policies, the election of our directors, the outcome of any other matter submitted to a vote of stockholders and to prevent or cause a change in our control.

We may be subject to conflicts of interest and related party transactions.

Certain conflicts of interest may arise as a result of the beneficial ownership interests in Holdings that are held by a majority of our directors and certain senior management.  Several members of our Board of Directors may be deemed to be indirect beneficial owners of the securities owned by Holdings.  Conflicts of interest may arise as a result of these affiliated relationships.  Although no specific measures to resolve such conflicts of interest have been formulated, our management and Board have a fiduciary obligation to deal fairly and in good faith with the stockholders and will exercise reasonable judgment in resolving any specific conflict of interest that may occur.  In addition, the Company has a Special Finance Committee to the Board, made up of directors with no affiliation to Holdings, who deal with financing matters involving Holdings.

The holders of our common stock could be materially diluted under certain circumstances.

The conversion of the shares of convertible preferred stock into common stock or the payment of a dividend of shares of common stock to the holders of convertible preferred stock will result in dilution of voting rights of the currently outstanding public holders of the common stock.

Our revenues are subject to seasonality.

Our revenues are affected by the pattern of seasonality common to most school-related businesses.  Historically, we have generated a significant portion of our revenues during the period of September through May and substantially less revenues during the summer months when most colleges and universities do not hold regular classes.

Our stock price and ability to raise capital or obtain financing could be hurt by our outstanding warrants and options.

As of December 31, 2001, there are outstanding options to purchase 1,926,765 shares of our common stock granted to employees, officers and directors pursuant to our stock option plans and otherwise.  In addition, there are warrants outstanding that permit their holders to purchase 924,832 shares of our common stock.  Holdings has entered into certain Equity Protection Agreements, dated April 25, 1997, which allow Holdings to purchase additional shares of our common stock at any time after the exercise of options or warrants that were outstanding on April 25,

1997 at the price of $2.75 per share and $3.50 per share (as adjusted).  As of the date hereof, the Equity Purchase Agreements represent Holdings’ right to purchase 2,077,194 shares of CTN’s common stock.  Certain other holders of options and warrants also have demand and piggy-back registration rights.  While such rights, warrants and options are outstanding, they may (i) adversely affect the market price of our common stock and (ii) impair our ability to, and the terms on which we can, raise additional equity capital or obtain debt financing.

Sales of our shares could cause our stock price to fall.

Sales of a substantial number of shares of common stock in the public market could adversely affect the market price of our common stock prevailing from time to time.  All shares of our common stock, including shares held by Holdings, are freely tradable or may be sold pursuant to Rule 144 under the Securities Act.  The sale of the shares of our common stock held by Holdings and other affiliates of CTN are subject to certain volume limitations set forth in Rule 144 under the Securities Act.  As of December 31, 2001, options to purchase 1,926,765 shares and warrants to purchase 924,832 shares of our common stock were outstanding, of which options to purchase 1,364,062 shares and warrants to purchase 924,832 shares were exercisable.